Annex I to the Minutes of the Special Shareholders' Meeting held on February 28, 2009

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A. WITH TRANSFER OF SPUN-OFF PORTION TO BANCO ÚNICO S.A.

By this Protocol and Justification of Spin-Off, executed according to provision included on Sections 224 and 225 of the Law No. 6,404, of January 15, 1976, and of other applicable legal provisions, and at the best form of law, parties qualified hereunder:

1.
in its capacity as the managing body of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under No. 33.700.394/0001-40, its Board of Executive Officers, herein represented by its undersigned Officers; and

2.
in its capacity of management body of BANCO ÚNICO S.A. (“BANCO ÚNICO”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under CNPJ CNPJ/MF No. 00.086.413/0001-30, its Board of Executive Officers, herein represented by its undersigned Officers.

UNIBANCO and BANCO ÚNICO jointly referred to as “Companies”

Parties above designated and qualified, whereas:

(i)	UNIBANCO holds 100% of the shares of BANCO ÚNICO;

(ii)
BANCO ÚNICO was the entity of the Unibanco Conglomerate meant to carry out the investment bank activities, as defined on the project, started by  UNIBANCO in 2008, of segregation and restructuring of the investment bank;

(iii)
on November 28, 2008, Itaú Conglomerate and the Unibanco Conglomerate have merged into a sole and same conglomerate, in such manner that now UNIBANCO and  consequently BANCO ÚNICO have all their shares, whether held directly or indirectly, by ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.;

(iv)
as part of this integration, it is suitable to concentrate the business of both conglomerates, considering the synergy, scale economies and diversification  that will overcome from such concentration. The new conglomerate Itaú Unibanco has the purpose of unify its operational and administrative structures, with the consequent optimization on the number of companies, business, assets and results;

(v)
several activities performed by the companies that then formed the Unibanco Conglomerate are also performed by other companies that then formed the Itaú Conglomerate, including, but not limited to, its affiliated BANCO ITAÚ BBA S.A. (“ITAÚ BBA”), which carries out activities of corporate bank, treasury and investment bank;

(vi)	it is coherent that similar activities of UNIBANCO and of ITAÚ BBA shall be grouped so that such activities can performed, from now on, by a sole company;

(vii)
in order to facilitate the process of integration of such activities on a sole company, it is necessary to conclude the reorganization of activities that were already foreseen by UNIBANCO since 2008, by means of the current spin – off of assets and liabilities and its consequent merger into BANCO ÚNICO, so that, on a subsequent moment, such activities are included on the operational context of ITAÚ BBA;

NOW THEREFORE parties decide to execute this Protocol and Justification of Spin-Off of UNIBANCO, hereafter referred to as Protocol and Justification, that will be governed by the following terms and conditions:

1. REASONS

1.1. Companies managers, after preliminary surveys regarding the suitability of spin-off, based on the reasoning included on the afore mentioned whereas, that this will fully meet the corporate interests of the new Itaú Unibanco conglomerate and of the Companies, once it will simplify the integration of activities of corporate bank, treasury and investment bank carried out by the companies of Itaú Unibanco Holding , thus enabling the optimization of their administrative and commercial activities as well as their results, assets and businesses and the cost reduction of the organization, according to above mentioned aspects.

1.2. It may be noted that the purpose of the current spin-off is consolidated on the transfer of a portion of UNIBANCO’s assets to BANCO ÚNICO. Such spun-off portion is estimated on R$ 35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents).

1.3. The remaining portion of UNIBANCO’s assets corresponds to R$ 10,281,243,069.22 (ten billions, two hundred and eighty one millions, two hundred and forty three thousand, sixty nine reais and twenty two cents).

2. ASSESSMENT CRITERIA

2.1. UNIBANCO’s net worth to be absorbed by BANCO ÚNICO should be estimated at book value, based on UNIBANCO’s balance sheet prepared on December 31, 2008.

2.2. PricewaterhouseCoopers Auditores Independentes , a consulting company expert in the area, (“Appraiser Company”), was hired to carry out the assessment of the value of the estate share of UNIBANCO to be transferred to  BANCO ÚNICO, using as basis for said assessment the financial statements prepared on December 31, 2008 (“Spin-off Data Base”).

2.3. After the spin-off, UNIBANCO will continue to exist without interruption , and due to the transfer of the spun – off portion, the capital stock of  UNIBANCO will be reduced at the amount of R$ 35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents), with no annulment of shares.

2.4. BANCO ÚNICO should merge the spun - off portion of UNIBANCO that comprises assets and liabilities described on Exhibit  I, at the amount of R$35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty reais and twenty seven cents). Said incorporation will imply in an increase of its capital stock, on an equivalent amount, upon the issuance of 763,888,753 (seven hundred and sixty three millions, eight hundred and eighty eight thousand and seven hundred and fifty three) new shares, which will be attributed to the sole shareholder of UNIBANCO, BANCO ITAÚ S.A. (“BANCO ITAÚ”).

2.5.  The effective date of the merge will be February 28, 2009 (“Spin-off Effective Date”). The spin-off will be implemented through (i) a Special Shareholders Meeting of UNIBANCO, where the spin-off should be approved, as well as this Protocol and Justification, being managers authorized to perform actions that are deemed necessary to the spin - off, and (ii) a Special Shareholders Meeting of BANCO ÚNICO, on which the merge of the spun-off portion, this Protocol and Justification and the designation of Appraising Company as well as its capital increase shall be approved.

2.6. Eventual assets variation on the spun-off portion occurred between the Spin-off Data Base and the Spin-off Effective Date, if applicable, will be transferred to the account of UNIBANCO.

3. CORPORATE REPLACEMENT

3.1. Due to spin-off, it will be attributed to sole shareholder of UNIBANCO, that is, BANCO ITAÚ, 763,888,753 (seven hundred and sixty three millions, eight hundred and eighty eight thousand and seven hundred and fifty three) shares of issuance of BANCO ÚNICO, being 381,944,376 (three hundred eighty one millions, nine hundred and forty four thousand, three hundred seventy six) common shares and 381,944,377 (three hundred eighty one millions, nine hundred and forty four thousand, three hundred seventy seven) preferred shares.

3.2. The sole shareholder of UNIBANCO, on the ratio of the spun-off portion, shall substitute the book value of its investment on UNIBANCO for the book value of its new direct investment on BANCO ÚNICO and will not suffer any reduction of its total investment.

3.3. In view of the fact that BANCO ÚNICO does not own any shares of UNIBANCO it is not necessary to adopt a solution in regards to the shares of UNIBANCO owned by BANCO ÚNICO.

3.6. Preferred shares of BANCO ÚNICO have the same rights of preferred shares of UNIBANCO, except for the interest on net profits of each fiscal year, considering that only in the event of preferred shares of UNIBANCO it is guaranteed annual dividend 10% (ten percent) higher than that distributed to each common share.

4. CAPITAL STOCK

4.1. As per provision on item 2.3., the capital stock of UNIBANCO will be reduced in R$35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents), without annulment of shares, due to the transfer of the spun-off portion to BANCO ÚNICO.

4.1.1. So, in case the terms hereof are approved, the Special Shareholders Meeting should also decide on regards to the amendment of article 4, caput, of UNIBANCO’s By Laws which should adopt the following writing:

“Article 4: The capital stock is R$ 10,964,040,638.73 (ten billions, nine hundred and sixty four million, forty thousand, six hundred and thirty eight reais and seventy three cents) divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.”

4.2. Pursuant to the terms of item 2.4., the capital stock of BANCO ÚNICO will be increased in R$35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents) upon the issuance of 763,888,753 (seven hundred and sixty three millions, eight hundred and eighty eight thousand and seven hundred and fifty three) new shares, being 381,944,376 (three hundred eighty one millions, nine hundred and forty four thousand, three hundred seventy six) common shares and 381,944,377 (three hundred eighty one millions, nine hundred and forty four thousand, three hundred seventy seven) preferred shares, due to the absorption of the spun-off portion by BANCO ÚNICO.

4.2.1. So, in case the terms hereof are approved, the Special Shareholders Meeting should also decide in regards to the amendment of the caput of article 4 of BANCO ÚNICO, which shall adopt the following wording:

“Article 4: The capital stock is R$ 365,959,361.27 (three hundred millions, nine hundred and fifty nine thousands, three hundred and sixty one reais and twenty seven cents), represented by 9,467,040,282 (nine billions, four hundred and sixty seven millions, forty thousand, two hundred eighty two) nominative shares, without nominal value, of which 4,733,520,141 (four billions, seven hundred and thirty three millions, five hundred and twenty thousand and one hundred forty one) are common shares and 4,733,520,141 (four billions, seven hundred and thirty three millions, five hundred and twenty thousand and one hundred forty one) are preferred shares, inconvertible to common shares.”

5. CORPORATE PURPOSE

5.1. As both companies are already multiple banks, it will not be necessary to carry out any amendment on their corporate purposes due to the current corporate reorganization.

6. MISCELLANEOUS

6.1. As UNIBANCO is the sole shareholder of BANCO ÚNICO, it is not necessary to set forth the reimbursement value of shares and is not applicable the provisions of the article 264 of the Law  No. 6,404/76.

6.2. BANCO ÚNICO will succeed UNIBANCO only in regards to the liabilities that were transferred to it, with no joint liability between such companies, pursuant to the terms of the sole paragraph of the article 233 of the Law  No. 6,404/76.

6.3. It is hereby expressly authorized that as of the Spin-off Effective Date, BANCO ÚNICO will take on the liabilities of  UNIBANCO in regards to the corporate bank, treasury and investment bank activities, including those undertaken during term in office executed by third parties with UNIBANCO in the capacity if assignee.

6.4. This document is executed irrevocably and irretrievably, binding signatories and their successors.

in witness whereof the parties hereto execute 02 counterparts of this instrument, together with the undersigned witnesses.

São Paulo, February 28, 2009.

BOARD OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
(represented, as per authorization of the Board of Executive Officers, by its Officers)

BOARD OF BANCO ÚNICO S.A.
(represented, as per authorization of the Board of Executive Officers, by its Officers)

WITNESSES :

1	2

EXHIBIT I

Assets and Liabilities Elements that will flow into Banco Único S.A.

I – Balance Sheet (Spun-off Balances)
Accounts	Accounting Balance before Spin-off	Spin-off	Ref	Accounting balance after spin-off
ASSETS
Short and Long Term Receivables	151,204,250,697.27	3,535,954,340.42		147,668,196,356.85
Availabilities	4,200,055,028.71			4,200,055,028.71
Liquidity Interfinancial Investments	39,684,875,866.78			39,684,875,866.78
Notes and Securities	44,388,321,267.73			44,388,321,267.73
Interfinancial Relations and Interdependencies	2,034,802,969.26			2,034,802,969.26
Credit and Leasing Operations	42,021,041,545.54	3,481,853,351.92	a)	38,539,188,193.62
Other Credits and Other Securities and Assets	18,875,054,019.25	54,100,988.50	b)	18,820,953,030.75

Permanent	22,866,604,775.85	-		22,866,604,775.85
Investments	21,520,120,276.16			21,520,120,276.16’
Property in Use	489,952,598.15			489,952,598.15
Deferred	541,178,918.35			541,178,918.35
Intangible	315,352,983.19			315,352,983.19

TOTAL ASSETS	174,070,755,473.12	3,535,954,340.42		170,534,801,132.70

LIABILITIES
Current of Long Term Liabilities	163,712,568,862.81	3,499,994,979.15		160,212,573,883.66
Deposits	68,188,407,849.47	3,499,994,979.15	c)	64,688,412,870.32
Fund Raising in Open Market	41,779,232,781.23			41,779,232,781.23
Resources from acceptance of note issuance	17,006,214,492.78			17,006,214,492.78
Interfinancial Relations and Interdependencies	837,186,496.20			837,186,496.20
Liabilities by Borrowing and Onlendings	12,588,722,242.77			12,588,722,242.77
Derivative Financial Instruments	4,935,957,957.80			4,935,957,957.80
Other Obligations	18,376,847,042.56			18,376,847,042.56

Results from Future Periods	40,984,179.82			40,984,179.82
Results from Future Periods	40,984,179,82			40,984,179.82

NET EQUITY	10,317,202,430.49	35,959,361.27		10,281,243,069.22

TOTAL LIABILITIES + PL	174,070,755,473.12	3,535,954,340.42		170,534,801,132.70

II – Details of spun-off items:

(a)	Credit Operations, net of PDD (see Exhibit I).

(b)	Tax Credit resulting from temporary differences (PDD).

(c)	Deposits as follows:

COUNTERPARTY	AFFILIATED/ NON- AFFILIATED	DUE DATE	DUE DATE	DATE OF EVENT	INDEX	CURRENT CLOSING VALUE
DIBENS LEASING SA ARRENDAMENTO MERCANTIL	Affiliated	12/31/2008	05/23/2008	05/09/2011	DI	3,143,881,448.32
UNICARD BANCO MULTIPLO S/A	Affiliated	12/31/2008	11/06/2008	04/25/2011	DI	265,989,698.82
UNICARD BANCO MULTIPLO S/A	Affiliated	12/31/2008	12/01/2008	01/13/2009	DI	90,123,832.01
						3,499,994,979.15

EXHIBIT I
		1/6			2/6
Current Operation	Balance	PDD	Current Operation	Balance	PDD
1491951044	8,867,147.52	387,518.69	1500734960	1,144,473.11	50,016.62
1504022560	1,008,779.80	44,086.45	1501049160	1,248,962.44	54,583.09
1504050660	9 8,917.52	4,322.97	1501050960	1,258,272.75	54,989.97
1504304760	317,009.64	13,854.19	1502505160	1,869,899.36	81,719.74
1495018460	298,783.67	13,057.67	1504878060	333,131.33	14,558.75
1504023360	967,743.67	42,293.05	1505220460	560,591.35	24,499.38
1504276760	1,245,226.20	54,419.80	1451053344	16,063,423.25	702,015.69
1504315360	1,343.21	58.70	1473831644	14,571,379.50	636,809.28
1505563760	1 6,569.27	724.12	1487814644	21,464,112.40	938,040.63
1440948844	10,252,711.89	448,071.65	1487815344	26,830,140.50	1,172,550.79
1440949644	10,252,711.89	448,071.65	1503572060	44,637.80	1,950.79
1440950444	10,252,711.89	448,071.65	1394979944	7,279,494.19	318,133.88
1440951244	10,252,711.89	448,071.65	1394980744	2,460,887.41	107,547.54
1504576044	6,037,759.49	263,866.66	1395438544	2,479,678.21	108,368.74
1504855844	2,009,177.73	87,806.58	1400708444	6,156,070.63	269,037.19
1504240344	2,015,319.90	88,075.01	1408226944	5,336,839.42	233,234.53
1418973460	25,682,882.80	1,122,412.48	1437306444	5,001,666.19	218,586.54
1480182544	19,466,136.06	850,723.58	1460284344	1,928,769.27	84,292.51
1492146644	19,466,136.06	850,723.58	1460286844	3,434,119.84	150,080.46
1492147444	19,466,136.06	850,723.58	1460287644	5,952,069.76	260,121.79
1492148244	19,466,136.06	850,723.58	1460290044	6,528,210.26	285,300.71
1357800260	1,983,559.25	86,686.98	1460291844	1,455,217.81	63,597.01
1377836260	343,644.90	15,018.23	1460293444	1,795,482.89	78,467.53
1384826460	8,985,859.11	392,706.71	1460294244	5,223,027.11	228,260.62
1391131060	885,575.74	38,702.09	1460295944	2,516,485.87	109,977.34
1416266560	22,075,283.56	964,750.49	1494605944	10,091,880.48	441,042.88
1412890644	946,189.93	41,351.10	1484982444	43,153,801.95	1,885,939.61
1412891444	3,313,752.13	144,820.06	1499822544	20,563,126.22	898,665.06
1412892244	2,623,390.75	114,649.38	1503530844	1,000,000.00	43,702.75
1412893044	2,666,639.68	116,539.47	1503531644	1,000,000.00	43,702.75
1412894844	2,244,619.48	98,096.03	1488415160	75,516.87	3,300.29
1412895544	8,248,092.34	360,464.28	1488416960	44,848.00	1,959.98
1413836844	2,896,552.86	126,587.31	1488417760	117,479.89	5,134.19
1430589244	11,885,705.07	519,437.94	1488418560	50,579.41	2,210.46
1417389444	32,482,225.29	1,419,562.41	1488419360	76,444.71	3,340.84
1434785244	5,093,320.99	222,592.11	1494665360	220,967.13	9,656.87
1434786044	5,093,320.99	222,592.11	1494666160	153,843.94	6,723.40
1434787844	9,167,977.78	400,665.80	1494667960	169,048.90	7,387.90
1434788644	5,093,320.99	222,592.11	1494690160	10,729,851.82	468,923.98
1434789444	5,093,320.99	222,592.11	1494691960	11,799,966.12	515,690.91
1434790244	8,149,313.58	356,147.37	1438895544	1,973,148.22	86,231.99
1458465244	13,504,706.06	590,192.73	1468228244	13,148,950.94	574,645.25
1498041344	46,692,247.08	2,040,579.37	1491245744	5,305,223.64	231,852.84
1500435360	697,863.46	30,498.55	1491972644	5,822,845.42	254,474.33
1500570760	1,347,605.02	58,894.04	1493241444	10,525,692.27	460,001.65

Note: other descriptive data of operations above are available at main offices of company.

EXHIBIT I
		3/6			4/6
Current Operation	Balance	PDD	Current Operation	Balance	PDD
1488214844	42,527,823.80	1,858,582.64	1461993844	6,729,648.75	294,104.12
1496678444	41,470,961.70	1,812,394.87	1503021844	18,188,115.12	794,870.56
1497165144	1 03,538,907.51	4,524,934.48	1504217144	10,077,325.08	440,406.77
1492149044	9,192,570.94	401,740.58	1447975444	23,231,615.60	1,015,285.37
1487176060	13,498.60	589.93	1497271744	2,769,325.89	121,027.14
1487177860	5,452.35	238.28	1500068244	2,790,507.43	121,952.83
1487178660	7,628.92	333.40	1503437644	2,525,569.89	110,374.34
1487184460	9,064.96	396.16	1502686944	50,691,536.00	2,215,359.27
1487185160	4,451.74	194.55	1500601044	8,184,924.32	357,703.66
1488420160	7,047.35	307.99	1431575044	61,525.81	2,688.85
1488421960	1,163.67	50.86	1431787144	511,888.78	22,370.94
1488422760	11,776.62	514.67	1431788944	21,825.94	953.85
1488423560	6,530.67	285.41	1431790544	2,229,894.62	97,452.52
1488424360	8,786.22	383.98	1431791344	673,366.53	29,427.97
1494669560	11,141.01	486.89	1431792144	1,941,213.19	84,836.35
1494670360	8,816.68	385.31	1431793944	31,269.50	1,366.56
1494671160	12,961.89	566.47	1505390544	1,848,141.23	80,768.85
1494673760	17,046.51	744.98	1503622344	5,958,888.06	260,419.77
1494674560	12,323.65	538.58	1466636844	89,584.95	3,915.11
1494695060	742,210.09	32,436.62	1467686244	115,553.94	5,050.02
1494696860	1,020,484.12	44,597.96	1468081544	80,005.17	3,496.45
1405812944	17,205,752.70	751,938.62	1472535460	22,005.08	961.68
1443319944	16,133,624.44	705,083.68	1491216860	42,808.89	1,870.87
1443320744	16,133,624.44	705,083.68	1497368160	145,469.70	6,357.43
1443321544	16,133,624.44	705,083.68	1499451360	270,930.87	11,840.42
1443322344	16,133,624.44	705,083.68	1500322360	180,066.08	7,869.38
1443323144	16,133,624.44	705,083.68	1504581044	10,049,269.20	439,180.65
1443324944	16,133,624.44	705,083.68	1505505844	5,003,570.75	218,669.78
1443325644	16,133,624.44	705,083.68	1503522544	30,229,854.14	1,321,127.61
1443326444	16,133,624.44	705,083.68	1504959844	10,033,968.71	438,511.98
1443327244	16,133,624.44	705,083.68	1491636744	15,183,754.62	663,571.76
1396099444	13,687,929.15	598,200.08	1491637544	15,183,754.62	663,571.76
1396100044	4,296,234.49	187,757.24	1491858744	15,183,754.62	663,571.76
1399567744	11,622,466.53	507,933.69	1497481244	1,543,462.20	67,453.54
1412140644	7,834,666.17	342,396.42	1497724544	285,411.44	12,473.26
1382577544	24,627,739.01	1,076,299.80	1497909244	440,112.93	19,234.14
1382753244	11,073,445.92	483,939.98	1498093444	327,795.29	14,325.55
1386489944	53,551,777.44	2,340,359.68	1498305244	258,883.90	11,313.94
1499519744	30,837,795.33	1,347,696.31	1498597444	364,398.49	15,925.21
1434809044	26,845,745.51	1,173,232.77	1498943044	146,984.13	6,423.61
1435237344	32,020,412.51	1,399,379.92	1499209544	500,520.58	21,874.12
1446944144	11,698,529.71	511,257.86	1497441644	3,018,813.29	131,930.43
1450990744	25,390,572.24	1,109,637.71	1497586844	782,190.34	34,183.87
1458478544	2,514,678.62	109,898.36	1497910044	971,791.95	42,469.98
1384489144	7,181,319.54	313,843.38	1498377144	1,745,110.09	76,266.10

Note: other descriptive data of operations above are available at main offices of company.

EXHIBIT I
		5/6			6/6
Current Operation	Balance	PDD	Current Operation	Balance	PDD
1498379744	2,083,977.84	91,075.55	1490232644	5,276,118.07	230,580.84
1498598244	656,241.49	28,679.55	1503528260	2,859,116.25	124,951.23
1498911744	292,391.42	12,778.31	1504080360	3,888,589.78	169,942.05
1498937244	115,348.45	5,041.04	1466943844	2,331,548.56	101,895.07
1499027144	127,510.69	5,572.57	1458160944	1,312,584.07	57,363.53
1501645644	419,259.06	18,322.77	1462661044	106,365.88	4,648.48
1497440844	230,203.96	10,060.54	1490034644	107,039,669.99	4,677,927.41
1497585044	1,035,795.43	45,267.10	1477698544	22,009,367.40	961,869.77
1497633844	1,209,390.98	52,853.71	1501649860	1,596,521.48	69,772.37
1497912644	549,641.05	24,020.82	1437201760	2,218,551.83	96,956.81
1498621244	127,752.75	5,583.15	1489662744	2,300,856.87	100,553.76
1498658444	325,809.18	14,238.76	1490498344	1,285,948.95	56,199.50
1499352344	2,073,044.23	90,597.72	1498479544	646,580.56	28,257.35
1499613844	447,990.15	19,578.40	1498480344	1,362,589.12	59,548.88
1501778544	3,242,999.35	141,727.97	1498481144	128,670.09	5,623.24
1501779344	912,093.56	39,860.99	1498482944	1,296,244.77	56,649.45
1501967444	2,029,151.68	88,679.50	1498483744	147,992.32	6,467.67
1503460844	6,058,143.67	264,757.51	1498484544	687,770.22	30,057.45
1499033944	1,027,764.39	44,916.13	1498485244	386,194.87	16,877.78
1439192644	35,524,402.35	1,552,513.90	1498487844	361,925.26	15,817.13
1497885444	27,648,370.66	1,208,309.69	1498488644	2,006,199.25	87,676.41
1496651144	6,272,401.26	274,121.15	1498491044	722,213.46	31,562.71
1492044344	2,123,089.95	92,784.86	1500227444	1,347,502.71	58,889.57
1502608344	1,777,149.95	77,666.33	1501119244	5,590,483.68	244,319.48
1502978044	760,273.08	33,226.02	1503851860	900,674.27	39,361.94
1503682744	2,020,521.26	88,302.33	1504492060	553,307.45	24,181.05
1477262044	56,319,949.84	2,461,336.41	1495388144	83,474,582.92	3,648,068.42
1480463944	10,952,640.13	478,660.44	1491761344	8,472,752.85	370,282.56
1499463844	30,809,189.26	1,346,446.14	1497716144	1,034,706.38	45,219.51
1504812944	6,073,801.10	265,441.78	1364848244	32,847,537.49	1,435,527.56
1505360844	6,451,478.59	281,947.32	1364849044	33,022,268.76	1,443,163.79
1462127260	4,017,417.70	175,572.18	1502120944	13,086,117.35	571,899.25
1483940360	1,613,433.34	70,511.47	1505434144	12,007,293.48	524,751.69
1498946360	2,074,397.88	90,656.88	1490231844	10,649,373.62	465,406.86
1502654760	2,195,701.81	95,958.20	1500346244	254,433,613.91	11,119,447.36
1474326644	887,415,982.13	38,782,514.43	1482488444	1,984,855.03	86,743.61
1504385644	10,062,719.97	439,768.49	1492559044	5,260,897.71	229,915.67
1489152944	8,504,520.89	371,670.91	1495094544	8,476,129.68	370,430.13
1428146560	1,038,278.87	45,375.64	1503570444	5,343,082.31	233,507.36
1473828244	1,507,384.08	65,876.82	1504078744	10,059,904.35	439,645.44
1424677344	10,064,219.01	439,834.00	1466357144	67,749,260.32	2,960,828.65
1444615944	7,424,563.58	324,473.81	1490930544	105,461,270.66	4,608,947.03
1444616744	8,485,215.52	370,827.21	1493626644	32,956,436.52	1,440,286.74
1501367760	14,512,857.80	634,251.72	1491978344	27,339,499.12	1,194,811.16
1503481460	16,171,662.30	706,746.03	1495389944	41,737,291.46	1,824,034.21
			1488886344	9,622,174.23	420,515.43
				3,640,973,906.32	159,120,554.40

Note: other descriptive data of operations above are available at main offices of company.